UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

The ExOne Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

302104104

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (as amended, the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302104104	Page 1 of 4 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons S. Kent Rockwell
2)	2) Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	3) SEC USE ONLY
4)	4) Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	5)	Sole Voting Power 2,786,677 (1)
	6)	Shared Voting Power 378,450 (2)
	7)	Sole Dispositive Power 2,784,177 (1)
	8)	Shared Dispositive Power 378,450 (2)
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,165,127
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 21.8% (3)
12)	Type of Reporting Person (See Instructions) IN

(1)	Consists of 2,784,177 shares held by Rockwell Forest Products, Inc. (“RFP”). S. Kent Rockwell is deemed to have beneficial ownership of the shares as the beneficiary of the S. Kent Rockwell Revocable Trust, which is the indirect, sole stockholder of RFP. Also includes 2,500 shares of restricted stock owned directly by Mr. Rockwell, over which Mr. Rockwell has sole voting power and no dispositive power. The 2,500 shares of restricted stock are time-based vesting and will vest in equal parts on December 19, 2015, 2016 and 2017.
(2)	Consists of shares held by the S. Kent Rockwell Foundation (“Foundation”). Mr. Rockwell serves as the president and a member of the board of directors of the Foundation.
(3)	Based on 14,498,637 shares of Common Stock outstanding as of December 31, 2014.

CUSIP No. 302104104	Page 2 of 4 Pages

ITEM 1(a). - NAME OF ISSUER:

The ExOne Company

ITEM 1(b). - ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

127 Industry Boulevard

North Huntingdon, Pennsylvania 15642

ITEM 2(a). - NAME OF PERSON FILING:

S. Kent Rockwell

ITEM 2(b). - ADDRESS OF PRINCIPAL BUSINESS OFFICE:

127 Industry Boulevard

North Huntingdon, Pennsylvania 15642

ITEM 2(c). - CITIZENSHIP:

United States

ITEM 2(d). - TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01

ITEM 2(e). - CUSIP NUMBER:

302104104

ITEM 3. - IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

CUSIP No. 302104104	Page 3 of 4 Pages

ITEM 4. - OWNERSHIP.

Mr. Rockwell beneficially owns 3,165,127 shares of Common Stock, which is equal to approximately 21.8% of the outstanding shares, based on information from The ExOne Company that 14,498,637 shares of Common Stock are outstanding as of December 31, 2014.

As of the date hereof, 2,784,177 of the shares of ExOne common stock are owned by Rockwell Forest Products, Inc. (“RFP”). Mr. Rockwell has sole voting and dispositive power for all such shares of Common Stock held by RFP. Mr. Rockwell is the beneficiary of the S. Kent Rockwell Revocable Trust, which is the indirect, sole stockholder of RFP. As of the date hereof, 378,450 of the shares of ExOne common stock are owned by the S. Kent Rockwell Foundation (the “Foundation”), of which Mr. Rockwell serves as the President and is a member of the board of directors of the Foundation. These shares were donated by RFP to the Foundation on December 11, 2014. As of the date hereof, 2,500 of the shares are time-based vesting restricted stock owned directly by Mr. Rockwell. Mr. Rockwell has sole voting power over these restricted shares, but no dispositive power. The 2,500 shares of restricted stock are time-based vesting and will vest in equal parts on December 19, 2015, 2016 and 2017.

ITEM 5. - OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable

ITEM 6. - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7. - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable

ITEM 8. - IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9. - NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10. - CERTIFICATION.

Not applicable

CUSIP No. 302104104	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ S. Kent Rockwell
Name:	S. Kent Rockwell

Date: February 13, 2015